UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

(952) 215-0678

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brewing Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,146,875

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,146,875

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,146,875

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.1%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven J. Wagenheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 468,447**

	8.	Shared Voting Power 1,146,875

	9.	Sole Dispositive Power 468,447**

	10.	Shared Dispositive Power 1,146,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,322

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 375,000 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arthur E. Pew III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 206,762**

	8.	Shared Voting Power 1,146,875

	9.	Sole Dispositive Power 206,762**

	10.	Shared Dispositive Power 1,146,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,353,637**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**           Includes 60,000 shares purchasable pursuant to the exercise of options.

Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III (the “Reporting Persons”) hereby amend the statement on Schedule 13D originally filed with the SEC by Brewing Ventures LLC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002, October 4, 2002, June 11, 2003, October 1, 2004, December 22, 2005, September 28, 2006, and November 8, 2006, with respect to beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the “Company” or “Granite City”).  Items 5, 6 and 7 of the Schedule 13D are hereby amended and restated.

Item 5.                                                   Interest in Securities of the Issuer.

(a)                                  As of the date of filing this report, Brewing Ventures beneficially owned 1,146,875 shares of Common Stock, representing 7.1% of the class.  As of the date of filing this report, Steven J. Wagenheim beneficially owned 1,615,322 shares of Common Stock, representing 9.8% of the class.  Such number consists of (1) 93,447 shares, (2) options to purchase 375,000 shares, and (3) 1,146,875 shares owned by Brewing Ventures.  As of the date of filing this report, Arthur E. Pew III beneficially owned 1,353,637 shares of Common Stock, representing 8.3% of the class.  Such number consists of (1) 60,000 shares purchasable pursuant to the exercise of options, (2) 207 shares owned by Mr. Pew’s spouse, (3) 414 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (4) 146,141 shares owned directly by Mr. Pew, and (5) 1,146,875 shares owned by Brewing Ventures.

(b)                                 Brewing Ventures has sole power to vote and to dispose of all of its shares.  Mr. Wagenheim has sole power to vote and to dispose of 468,447 shares and shared power to vote and to dispose of 1,146,875 shares.  Mr. Pew has sole power to vote and to dispose of 146,762 shares (146,141 directly, 207 through his spouse and 414 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,146,875 shares (through his interest in Brewing Ventures).

(c)                                 On February 5, 2008, Brewing Ventures distributed 100,000 shares of Common Stock to Mitchel I. Wachman, one of Brewing Ventures’ members, in a pro rata redemption of approximately half of his 16% interest in Brewing Ventures.

(d)                                 The Reporting Persons know of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

(e)                                  Not applicable.

Item 6.                                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 5, 2008, Brewing Ventures distributed 100,000 shares of Common Stock to Mitchel I. Wachman, one of Brewing Ventures’ members, in a pro rata redemption of approximately half of his 16% interest in Brewing Ventures.  As set forth in the letter from Mr. Wachman to Brewing Ventures, Steven J. Wagenheim and Arthur E. Pew III dated January 28, 2008

(Exhibit 1 hereto), Brewing Ventures will distribute an additional 15,000 shares of Common Stock to Mr. Wachman each month for the next six months, commencing 30 days following the distribution reported herein. Brewing Ventures will then make a final distribution of 9,500 shares of Common Stock to Mr. Wachman, thereby fully redeeming Mr. Wachman’s interest in Brewing Ventures.  On February 5, 2008, Mr. Wachman, signed a Pledge Agreement (Exhibit 2 hereto), pursuant to which he agreed to pledge and give a security interest in shares of Common Stock yet to be distributed to him to secure payment of certain expenses incurred by Brewing Ventures and the Company arising out of the redemption transaction.

Brewing Ventures is governed by a Member Control Agreement, dated June 26, 1997 (Exhibit 4 hereto).  The Member Control Agreement was amended by Amendment No. 1 thereto, dated August 15, 1997 (Exhibit 5 hereto).  Each membership interest is equal in all respects and the members’ respective governance rights and financial rights are in proportion to their percentage interests in Brewing Ventures.  A member is not entitled to withdraw or demand the return of any part of his capital contribution or to receive any distribution from Brewing Ventures.  Net losses and net income are allocated to the members in proportion to their percentage interests in Brewing Ventures.  A member may transfer all or any portion of his membership interest to another member without the consent of the other members and without offering such membership interest to Brewing Ventures or the remaining members.  The Board of Governors must unanimously approve the admission of additional members.  Upon the request of any member having at least a 25% membership interest in Brewing Ventures, Brewing Ventures will liquidate.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit 1	Letter from Mitchel I. Wachman to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated January 28, 2008.

Exhibit 2	Pledge Agreement by and between Mitchel I. Wachman and Brewing Ventures LLC, dated February 5, 2008.

Exhibit 3	Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.*

Exhibit 4	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

Exhibit 5	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

*  Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 6, 2008	BREWING VENTURES LLC

		By	/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated:	February 6, 2008	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated:	February 6, 2008	/s/ Arthur E. Pew III
Arthur E. Pew III

Exhibit Index

Exhibit
Number	Description

1	Letter from Mitchel I. Wachman to Brewing Ventures LLC, Steven J. Wagenheim and Arthur E. Pew III, dated January 28, 2008.

2	Pledge Agreement by and between Mitchel I. Wachman and Brewing Ventures LLC, dated February 5, 2008.

3	Agreement to File Joint Statement on Schedule 13D, dated September 28, 2006.*

4	Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

5	Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

*    Previously Filed